APPROVAL OF BYLAW AMENDMENTS

WHEREAS, in connection with the Proposed Transaction, management of the Corporation has recommended to the Board of Directors that the Corporation's Bylaws be amended in various respects, and the Board of Directors has considered such proposed amendments and concurs with management's recommendation.

NOW, THEREFORE, IT HEREBY IS RESOLVED, that the Corporation's Bylaws be, and they hereby are, amended as follows:

1. Article III, Section 2, of the Corporation's Bylaws is amended in its entirety to read as follows:

     "Section 2. Number, Term and Qualifications: The number of directors constituting the Board of Directors shall be not less than five (5) nor more than thirty (30) as may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or by the Board of Directors. Directors need not be residents of the State of North Carolina or shareholders of the Corporation."

2. Article III, Section 7, of the Corporation's Bylaws is amended in its entirety to read as follows:

     "Section 7. Vacancies: A vacancy occurring in the Board of Directors, including without limitation a vacancy resulting from an increase in the number of directors or from the failure by the shareholders to elect the full authorized number of directors, may be filled by the shareholders or by the Board of Directors, whichever group shall act first. If the directors remaining in office do not constitute a quorum, the directors may fill the vacancy by the affirmative vote of a majority of the remaining directors or by the sole remaining director."

3. Article VIII, Section 1, of the Corporation's Bylaws is amended by inserting the words "Vice Chairman" in the second line after the word "Board,".

4. Article XI, Section 8, of the Corporation's Bylaws is amended by deleting the fourth full paragraph of such Section (including the four asterisked subparagraphs thereof) in its entirety and inserting in its place the following new paragraph:

    "All officers of the Corporation shall have rights co-equal and co-extensive to those provided for Directors herein."

5. Article XII of the Corporation's Bylaws is deleted in its entirety.

Approved by Board of Directors on January 17, 1995.
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Proposal No. 2  APPROVAL OF BYLAW AMENDMENTS at the Special Meeting of Share-
holders held on March 16, 1995

Article III, Sections 2 and 7 of CCB Financial Corporation's Bylaws are amended in their entirety as follows:

     Section 2. Number, Term and Qualifications: The number of directors constituting the Board of Directors shall be not less than five (5) nor more than thirty (30) as may be fixed or changed from time to time, within the minimum and maximum, by the shareholders or by the Board of Directors. Directors need not be residents of the State of North Carolina or shareholders of the Corporation.

     Section 7. Vacancies: A vacancy occurring in the Board of Directors, including without limitation a vacancy resulting from an increase in the number of directors or from the failure by the shareholders to elect the full authorized number of directors, may be filled by the shareholders or by the Board of Directors, whichever group shall act first. If the directors remaining in office do not constitute a quorum, the directors may fill the vacancy by the affirmative vote of a majority of the remaining directors or by the sole remaining director.

Approved by the Shareholders of the Corporation on March 16, 1995.
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